SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM  6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of
February 2010

Commission File Number  1-32135

SEABRIDGE GOLD INC.
 (Name of Registrant)

106 Front Street East, Suite 400, Toronto, Ontario, Canada M5A 1E1
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐              No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________

This report on Form 6-K is specifically incorporated by reference into Seabridge Gold Inc.’s registration statement on Form F-10 (File No. 333-164530).

The Underwriting Agreement, dated February 25, 2010, attached hereto as Exhibit 99.1 contains representations and warranties by each of the parties to such Agreement.  These representations and warranties were made solely for the benefit of the other parties to the Underwriting Agreement and (i) were not intended to be treated as categorical statements of fact, but rather as a way of allocating the risk to one of the parties if those statements prove to be inaccurate; (ii) may have been qualified in such Agreement by disclosures that were made to the other party in connection with the negotiation of such Agreement; (iii) may apply contract standards of “materiality” that are different from “materiality” under the applicable securities laws; and (iv) were made only as of the date of the Underwriting Agreement or such other date or dates as may be specified in the Agreement.

The Registrant acknowledges that, notwithstanding the inclusion of the foregoing cautionary statements, it is responsible for considering whether additional specific disclosures of material information regarding material contractual provisions are required to make the statements in this Form 6-K (including the Exhibits attached hereto) not misleading.  Additional information about the Registrant may be found elsewhere in the Registrant’s other public filings, which are available without charge through the SEC’s website at http://www.sec.gov.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Seabridge Gold Inc.
(Registrant)

By:	/s/ Rod Chisholm
Name: Rod Chisholm
Title: Chief Financial Officer
and Corporate Secretary

Date: February 26, 2010

EXHIBITS

Exhibit 99.1	Underwriting Agreement, dated February 25, 2010, among the Registrant, Dahlman Rose & Company, LLC, Nomura Securities International, Inc. and CI Capital Markets Inc.

Exhibit 99.2	Consent of Macleod Dixon LLP